Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2016 AND CHANGES IN BOARD OF DIRECTORS

-	Total revenues for the full year of 2016 rose by 20.7% on a year-over-year basis.
-	Cloud computing revenues for the full year of 2016 increased by 230.4% on a year-over-year basis.

Shenzhen, China, March 8, 2017 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2016, and changes in its board of directors.

Fourth Quarter 2016 Financial Highlights

•	Total revenues were US$39.5 million, a 12.3% increase from the corresponding period of last year and down 3.6% from the previous quarter.

•	Subscription revenues were US$21.7 million, a 9.5% increase from the corresponding period of last year and an 8.2% decrease from the previous quarter.

•	Online advertising revenues (revenues primarily from mobile advertising[1]) were US$4.6 million, a 164.1% increase from the corresponding period of last year and a 2.0% decrease from the previous quarter.

•	Other internet value-added services (“IVAS”) revenues were US$13.2 million, a 2.9% decrease from the corresponding period of last year and a 4.4% increase from the previous quarter. IVAS consists of services other than subscription and advertising and includes cloud computing.

Fiscal Year Ended December 31, 2016 Financial Highlights

•	Total revenues were US$157.0 million, a 20.7% increase from 2015.

•	Subscription revenues were US$90.2 million, a 9.4% increase from 2015.

•	Online advertising revenues (revenues primarily from mobile advertising1) were US$16.9 million, a 252.2% increase from 2015.

•	IVAS revenues were US$49.9 million, a 16.7% increase from 2015.

1 In the fourth quarter of 2015, the Company started to monetize the mobile traffic through advertising sales and generated its first mobile advertising revenues.

Changes in Board of Directors

Xunlei’s board of directors (the “Board”) has appointed Mr. Ya Li as an independent director of the Company and a member of the audit committee, the compensation committee and the corporate governance and nominating committee, effective on March7, 2017. In addition, Mr. Yongfu Yu resigned from the Board, effective on March 7, 2017.

Mr. Ya Li is currently chief executive officer of Yidian Zixun, a personalized news and life-style information application company in China, and president and director of Phoenix New Media, a NYSE listed company. Mr. Li joined Phoenix New Media as chief operating officer and chief financial officer in 2006. Mr. Li had served as chief operating officer and chief financial officer of Techedge Inc. and a president of China Quantum Communications Inc., from 2002 to 2006. Mr. Li. also served as directors for U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs from 1996 to 2005. Mr. Li is also a visiting research fellow and master's supervisor at Beijing University. Mr. Li received a two-year executive management Education from Wharton School of Business, a master degree in Computer Science from Temple University, and a bachelor degree in Control Systems Engineering from the University of Science & Technology of China.

Mr. Sean Shenglong Zou, chairman and chief executive officer of Xunlei, commented, “On behalf of the Board, I would like to offer our gratitude and appreciation to Yongfu for his valuable contributions over the past two and half years. At the same time, we welcome Mr. Li to join our Board. His extensive industry experience will be a tremendous asset to our Company and its shareholders.”

Fourth Quarter 2016 Results

Total Revenues

Total revenues were US$39.5 million, up 12.3% on a year-over-year basis and decrease 3.6% sequentially. The increase in total revenues on a year-over-year basis was mainly attributable to the growths from mobile advertising, cloud computing, and subscription.

Subscription: Revenues from subscriptions were US$21.7 million, up 9.5% on a year-over-year basis and down 8.2% sequentially. The decrease in subscription revenue was primarily attributable to decline in subscribers’ number. The subscribers’ number was 4.97 million as of December 31, 2016, down from 5.14 million as of September 30, 2016 and down from 5.02 million as of December 31, 2015. The average revenue per subscriber for the fourth quarter was RMB30.1, up from RMB25.3 as of December 31, 2015, but down from RMB30.7 as of September 30, 2016.

Online advertising (including mobile advertising): Revenues from online advertising were US$4.6 million, up 164.1% on a year-over-year basis and down 2.0% sequentially. The year over year growth was driven by mobile advertising which started monetization during the last quarter of 2015. Mobile advertising revenue increased 185.1% on a year-over-year basis.

IVAS: Revenues from IVAS (including revenues from cloud computing) were US$13.2 million, down 2.9% on a year-over-year basis and up 4.4% sequentially. Cloud computing revenues grew by 80.4% and 7.8% on a year-over-year and sequential basis, respectively. The decline in online game revenues contributed to the decrease in IVAS revenues on a year-over-year and sequential basis.

Cost of Revenues

Cost of revenues was US$20.2 million, representing 51.2% of total revenues.

Bandwidth costs: Bandwidth costs were US$14.4 million, representing 36.6% of total revenues, compared with 37.9% in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the fourth quarter was US$19.0 million, down 3.1% sequentially. Gross margin was 48.2%, compared with 48.0% in the previous quarter.

Operating Expenses

Total operating expenses for the fourth quarter were US$29.1 million, representing 73.8% of total revenues, compared with 74.0% in the previous quarter.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$18.0 million, representing 45.7% of total revenues, compared with 43.6% in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$4.9 million, representing 12.5% of total revenues, compared with 12.3% in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$6.2 million, representing 15.6% of total revenues, compared with 18.1% in the previous quarter.

Operating Loss

Operating loss was US$10.1 million, compared with operating loss of US$10.6 million in the previous quarter. The company continue to invest in a range of new technologies and services, including cloud computing, which is still loss-making.

Net Loss and Loss Per Share

Net loss from continuing operations was US$7.0 million in the fourth quarter of 2016, compared with US$7.6 million in the previous quarter. Non-GAAP net loss from continuing operations was US$4.4 million in the fourth quarter of 2016, compared with a loss of US$5.3 million in the previous quarter.

Diluted loss per ADS from continuing operations in the fourth quarter of 2016 was US$0.1055. Non-GAAP diluted loss from continuing operations per ADS in the fourth quarter of 2016 was US$0.0670.

Cash Balance

As of December 31, 2016, the Company had cash, cash equivalents and short-term investments of US$381.5 million, compared with US$432.1 million as of December 31, 2015. The decline in cash equivalents and short-term investments was primarily due to strategic investments the Company made during the period and Company’s on-going share repurchase program.

Unaudited Financial Results for the Fiscal Year ended December 31, 2016

Total Revenues

Total revenues were US$157.0 million, up 20.7% on a year-over-year basis. The increase in cloud computing, mobile advertising and subscription revenues were the primary contributors of the increase.

Subscription: Revenues from subscriptions were US$90.2 million, an increase of 9.4% on a year-over-year basis. The increase was primarily attributable to the growth in average revenue per subscriber.

Online advertising (including mobile advertising): Revenues from online advertising were US$16.9 million, an increase of 252.2% on a year-over-year basis. The increase was primarily due to the growth in mobile advertising which started monetization during the last quarter of 2015.

IVAS: Revenues from other internet value-added services were US$49.9 million, up 16.7% on a year-over-year basis. The increase was primarily attributable to the growth in cloud computing.

Cost of Revenues

Cost of revenues was US$80.3 million, up 33.8% on a year-over-year basis, mainly due to an increase in bandwidth costs for cloud computing.

Bandwidth costs: Bandwidth costs were US$55.1 million, up 48.1% on a year-over-year basis. The growth was mainly due to an increase in bandwidth costs for cloud computing.

Gross Profit and Gross Margin

Gross profit for the year was US$75.8 million, compared with US$69.6 million in 2015. Gross margin was 48.3%, compared with 53.5% in 2015, primarily due to the continued investments in cloud computing which is still incurring losses.

Operating Expenses

Total operating expenses for the year were US$109.3 million, up 33.2%.

Research and Development Expenses

Research and development expenses for the year were US$64.4 million, representing 41.0% of total revenues, compared with 29.4% in 2015. The increase was mainly due to the continued investments and growth in cloud computing.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$18.8 million, representing 12.0% of total revenues, compared with 11.6% in 2015.

General and Administrative Expenses

General and administrative expenses for the year were US$26.2 million, representing 16.7% of total revenues, compared with 22.1% in 2015.

Operating Loss/Income

Operating loss was US$33.5 million, compared with an operating loss of US$12.5 million in 2015. The Company continued invest in a range of new technologies and services, including cloud computing.

Net Loss/Income and EPS

Net loss from continuing operations was US$24.0 million, compared with a net loss of US$2.4 million in 2015. Non-GAAP net loss from continuing operations was US$14.6 million, compared with an income of US$7.4 million in 2015.

For the fiscal year ended December 31, 2016, diluted loss per ADS from continuing operations was US$0.3575 and non-GAAP diluted loss per ADS from continuing operations was US$0.2180.

Guidance for First Quarter 2017

For the first quarter 2017, Xunlei estimates total revenues to be between US$39 million to US$41 million, the midpoint of the range representing a year-over-year increase of 4.0%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. US Eastern Time (9:00 p.m. Beijing/Hong Kong Time) on March 9, 2017, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	+ 852-3018-6776
United States:	+1-855-500-8701
International:	+65 6713-5440
Passcode:	76447675

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	76447675
Replay End Date:	March 17, 2017

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2016	2015
	US$	US$

Assets

Current assets:
Cash and cash equivalents	199,504	361,777
Short-term investments	181,960	70,328
Accounts receivable, net	14,536	11,266
Inventories	374	480
Deferred tax assets	1,221	689
Due from related parties	1,097	45
Prepayments and other current assets	13,593	13,068
Total current assets	412,285	457,653

Non-current assets:
Long-term investments	40,792	11,319
Deferred tax assets	3,272	8,593
Property and equipment, net	21,016	18,036
Intangible assets, net	10,746	13,433
Goodwill	20,497	21,896
Other long-term prepayments and receivables	1,187	7,431
Total assets	509,795	538,361

Liabilities
Current liabilities:
Accounts payable	33,376	21,736
Due to a related party	45	38
Deferred revenue and income, current portion	24,532	25,113
Income tax payable	2,321	2,470
Accrued liabilities and other payables	33,131	27,379
Total current liabilities	93,405	76,736

Non-current liabilities:
Deferred revenue and income	4,082	5,383
Deferred tax liability, non-current portion	635	6,378
Due to related parties, non-current portion	4,537	4,337
Other long-term payable	886	846
Total liabilities	103,545	93,680

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 339,319,115 shares outstanding as at December 31, 2015; 368,877,209 issued and 330,545,000 shares outstanding as at December 31, 2016)	83	85
Additional paid-in-capital	453,347	458,270
Accumulated other comprehensive loss	(13,629)	(4,152)
Statutory reserves	5,132	5,132
Treasury shares (29,558,094 shares and 38,332,209 shares as at December 31, 2015 and December 31, 2016, respectively)	9	7
Accumulated deficits	(36,704)	(12,593)
Total Xunlei Limited's shareholders' equity	408,238	446,749
Non-controlling interests	(1,988)	(2,068)
Total liabilities and shareholders' equity	509,795	538,361

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2016	2016	2015	2016	2015
	US$	US$	US$	US$	US$

Revenues, net of rebates and discounts	39,451	40,928	35,115	156,966	129,996
Business taxes and surcharges	(228)	(205)	(134)	(804)	(361)
Net revenues	39,223	40,723	34,981	156,162	129,635
Cost of revenues	(20,202)	(21,088)	(17,845)	(80,319)	(60,034)
Gross profit	19,021	19,635	17,136	75,843	69,601

Operating expenses
Research and development expenses	(18,028)	(17,836)	(9,957)	(64,360)	(38,250)
Sales and marketing expenses	(4,921)	(5,027)	(5,804)	(18,782)	(15,042)
General and administrative expenses	(6,160)	(7,413)	(7,264)	(26,168)	(28,774)
Total operating expenses	(29,109)	(30,276)	(23,025)	(109,310)	(82,066)

Operating (loss)/income	(10,088)	(10,641)	(5,899)	(33,467)	(12,465)
Interest income	448	417	959	2,158	5,833
Interest expense	(60)	(60)	(60)	(239)	(239)
Other income/(loss), net	1,642	1,421	459	6,503	3,627
Share of income/(loss) from equity investee	(187)	(4)	84	(195)	(12)
(Loss) / Income from continuing operations before income taxes	(8,245)	(8,867)	(4,447)	(25,240)	(3,256)
Income tax (expense)/benefit	1,249	1,314	(132)	1,264	886
Net (loss) / income from continuing operations	(6,996)	(7,553)	(4,579)	(23,976)	(2,370)

Discontinued operations
(Loss) / gain from discontinued operations before income taxes	-	-	(327)	(243)	(10,048)
Income tax benefit/(expense)	-	-	49	36	(2,048)
Net loss from discontinued operations	-	-	(278)	(207)	(12,096)

Net (loss)/income	(6,996)	(7,553)	(4,857)	(24,183)	(14,466)
Less: net loss attributable to non-controlling interest	(33)	(18)	(554)	(72)	(1,299)
Net (loss)/income attributable to common shareholders	(6,963)	(7,535)	(4,303)	(24,111)	(13,167)

Earnings/(loss) per share for common shares, basic
Continuing operations	(0.0211)	(0.0227)	(0.0119)	(0.0715)	(0.0032)
Discontinued operations	-	-	(0.0008)	(0.0006)	(0.0360)
Total earnings/(loss) per share for common shares, basic	(0.0211)	(0.0227)	(0.0127)	(0.0721)	(0.0392)

Earnings/(loss) per share for common shares, diluted
Continuing operations	(0.0211)	(0.0227)	(0.0119)	(0.0715)	(0.0032)
Discontinued operations	-	-	(0.0008)	(0.0006)	(0.0360)
Total earnings/(loss) per share for common shares, diluted	(0.0211)	(0.0227)	(0.0127)	(0.0721)	(0.0392)

Earnings/(loss) per ADS, basic
Continuing operations	(0.1055)	(0.1135)	(0.0595)	(0.3575)	(0.0160)
Discontinued operations	-	-	(0.0040)	(0.0030)	(0.1800)
Total earnings/(loss) per ADS, basic	(0.1055)	(0.1135)	(0.0635)	(0.3605)	(0.1960)

Earnings/(loss) per ADS, diluted
Continuing operations	(0.1055)	(0.1135)	(0.0595)	(0.3575)	(0.0160)
Discontinued operations	-	-	(0.0040)	(0.0030)	(0.1800)
Total earnings/(loss) per ADS, diluted	(0.1055)	(0.1135)	(0.0635)	(0.3605)	(0.1960)

Weighted average number of common shares used in calculating continuing operations:
Basic	330,397,477	331,259,073	337,879,234	334,155,668	335,987,595
Diluted	330,397,477	331,259,073	337,879,234	334,155,668	335,987,595

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,079,495	66,251,815	67,575,847	66,831,134	67,197,519
Diluted	66,079,495	66,251,815	67,575,847	66,831,134	67,197,519

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2016	2016	2015	2016	2015
	US$	US$	US$	US$	US$

GAAP operating (loss)/income	(10,088)	(10,641)	(5,889)	(33,467)	(12,465)
Share-based compensation expenses	2,550	2,253	2,418	9,348	9,728
Non-GAAP operating (loss)/ income	(7,538)	(8,388)	(3,471)	(24,119)	(2,737)

GAAP net (loss)/income from continuing operations	(6,996)	(7,553)	(4,579)	(23,976)	(2,370)
Share-based compensation expenses	2,550	2,253	2,418	9,348	9,728
Non-GAAP net (loss)/income from continuing operations	(4,446)	(5,300)	(2,161)	(14,628)	7,358

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0211)	(0.0227)	(0.0119)	(0.0715)	(0.0032)
Diluted	(0.0211)	(0.0227)	(0.0119)	(0.0715)	(0.0032)

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.1055)	(0.1135)	(0.0595)	(0.3575)	(0.0160)
Diluted	(0.1055)	(0.1135)	(0.0595)	(0.3575)	(0.0160)

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0134)	(0.0159)	(0.0048)	(0.0436)	0.0258
Diluted	(0.0134)	(0.0159)	(0.0048)	(0.0436)	0.0258

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.0670)	(0.0795)	(0.0240)	(0.2180)	0.1290
Diluted	(0.0670)	(0.0795)	(0.0240)	(0.2180)	0.1290

Weighted average number of common shares used in calculating:
Basic	330,397,477	331,259,073	337,879,234	334,155,668	335,987,595
Diluted	330,397,477	331,259,073	337,879,234	334,155,668	335,987,595

Weighted average number of ADSs used in calculating:
Basic	66,079,495	66,251,815	67,575,847	66,831,134	67,197,519
Diluted	66,079,495	66,251,815	67,575,847	66,831,134	67,197,519

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com